Arena Fortify Acquisition Corp.
405 Lexington Avenue, 59th Floor
New York, New York 10174

May 6, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Re:	Response to Comment on Amendments No. 1 and No. 2 to Registration Statement on Form S-1 Filed by Arena Fortify Acquisition Corp. on April 19, 2021 and April 27, 2021 (File No. 333-254532)

Ladies and Gentlemen:

This letter sets forth the response of Arena Fortify Acquisition Corp. (the “Company”) to the comment of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter dated May 4, 2021, with respect to the above referenced Registration Statement on Form S-1, as amended (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-1 (the “Revised Registration Statement”).

Set forth below is the Company’s response to the Staff’s comment. For the Staff’s convenience, we have incorporated its comment into this response letter in italics.

Amendments No. 1 and No. 2 to Registration Statement filed on April 19, 2021 and April 27, 2021

Exhibit 4.4, page 21

1.Staff’s comment:

We note that Section 9.3 of your warrant agreement provides that "any action, proceeding or claim against it [the Company] arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction. The Company hereby waives any objection to such jurisdiction and that such courts represent an inconvenient forum." The related risk factor in your prospectus states that "Our warrant agreement will provide that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum." Please reconcile your disclosures with the exclusive forum provision in the warrant agreement. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the warrant agreement states this clearly.

Response:

In response to the Staff’s comment, the Company has revised its disclosures on pages 64 and 142 of the Revised Registration Statement and the terms of Section 9.3 of Exhibit 4.4 to reconcile such disclosures and to clarify that the exclusive forum provision does not apply to actions arising under the Securities Act or the Exchange Act.

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We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Julian Seiguer, P.C., of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3334 with any questions or further comments regarding the response to the Staff’s comment.

Sincerely,

ARENA FORTIFY ACQUISITION CORP.

By: /s/ Daniel Zwirn
Name: Daniel Zwirn
Title: Chief Executive Officer

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